Exhibit 99.3

Stikeman Elliott LLP
Barristers & Solicitors
5300 Commerce Court West
199 Bay Street
Toronto ON Canada M5L 1B9
Main: 416 869 5500
Fax: 416 947 0866
www.stikeman.com

February 3, 2021

BY SEDAR

To:	British Columbia Securities Commission

Dear Sirs/Mesdames:

Re:	Prospectus Supplement dated February 3, 2021 to the short form base shelf prospectus dated December 11, 2020 (the “Prospectus Supplement”)

We refer you to the Prospectus Supplement in connection with the issuance of common shares of ImmunoPrecise Antibodies Ltd.

We consent to being named on the inside cover page of the Prospectus Supplement and under the heading “Legal Matters” in the Prospectus Supplement, and consent to the use of our legal opinions set out under the headings “Eligibility for Investment” and “Certain Canadian Federal Income Tax Considerations” in the Prospectus Supplement, which opinions are provided as of the date of the Prospectus Supplement.

We have read the Prospectus Supplement and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus Supplement that are (i) derived from our legal opinions provided in the Prospectus Supplement, or (ii) within our knowledge as a result of the services performed by us in connection with such opinions.

Yours very truly,

(signed) “Stikeman Elliott LLP”